Lee W. Cassidy, Esq.

Lee Cassidy Law

215 Apolena Avenue

Newport Beach, California 92662

May 10, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

RE:	Global Diversified Marketing Group, Inc.
Registration Statement on Form S-1
And amendments thereto
File No. 333-228706

To the Securities and Exchange Commission:

Global Diversified Marketing Group, Inc. has filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement and amendments on Form S-1 (File No. 333-228706).

On behalf of the Company, we hereby request the acceleration of the effective date of that Registration Statement to 9:00 a.m. EST on Wednesday, May 15, 2019.

Accompanying this letter is a letter of even date from the Company acknowledging certain matters regarding the role of the Securities and Exchange Commission in declaring this Registration Statement effective.

Thank you for your courtesies in this matter.

Sincerely,

/s/ Lee W. Cassidy, Esq.

Global Diversified Marketing Group, Inc.

4042 Austin Boulevard, Suite B

Island Park, New York 11558

May 10, 2019

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Global Diversified Marketing Group, Inc.
Registration Statement on Form S-1
File No. 333-228706

Gentlepersons:

In regard to the above referenced Registration Statement, Global Diversified Marketing Group, Inc. (the “Company”) and its management acknowledge that:

*	Should the Commission or its staff, acting pursuant to its delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

*	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GLOBAL DIVERSIFIED MARKETING GROUP, INC.

/s/ Paul Adler
President